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                             March 14, 2024

       Mark Gerhard
       Chief Executive Officer
       Centurion Acquisition Corp.
       667 Madison Avenue, 5th Floor
       New York, NY 10065

                                                        Re: Centurion
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2024
                                                            CIK No. 0002010930

       Dear Mark Gerhard:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS submitted February 16, 2024

       Summary, page 1

   1. Please reconcile the disclosure on page 21 that you may pay your expenses only from interest withdrawn
from the trust account with disclosure elsewhere in your
                                                        summary which appears
to limit withdrawals of interest from the trust account to specific limited circumstances
such as payment of taxes.
       Risk Factors
       If we are deemed to be an investment company..., page 42

   2. Please revise the risk factor on page 42 to disclose clearly that if you are found to be operating as an
unregistered investment company, in addition to being required to register as an investment
company, you may be required to change your operations or wind down your operations. Also,
clarify the consequences to investors if you are required to wind down your operations as
a result of this status, such as the losses of the investment
 Mark Gerhard
Centurion Acquisition Corp.
March 14, 2024
Page 2
      opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
3. Please tell us what recent guidance from the SEC you are referencing in the last paragraph on page 42 which is a cause of uncertainty concerning the applicability of the Investment
      Company Act or revise your disclosure as applicable.
Management, page 114

4. For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.
       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Ruairi Regan at 202-551-3269 with any other questions.



                                                              Sincerely,
FirstName LastNameMark Gerhard
                                                              Division of
Corporation Finance
Comapany NameCenturion Acquisition Corp.
                                                              Office of Real
Estate & Construction
March 14, 2024 Page 2
cc:       Elliott M. Smith, Esq.
FirstName LastName